

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



September 14, 2005

Steven Della Rocca
Latham & Watkins LLP
53rd at Third
885 Third Avenue
New York, NY 10022-4834

Act: 1934
Section:
Rule: 14A-8
Public Availability: 9-14-2005

Re: AutoZone, Inc.

Dear Mr. Della Rocca:

This is in regard to your letter dated September 14, 2005 concerning the shareholder proposal submitted by the Trowel Trades S&P 500 Index Fund for inclusion in AutoZone's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that AutoZone therefore withdraws its August 1, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.




05066636

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Jake McIntyre
Assistant to the Secretary Treasurer
International Union of Bricklayers and Allied Craftworkers
Office of the Secretary-Treasurer
1776 Eye Street, N.W.
Washington, DC 20006

PROCESSED
OCT 11 2005
THOMSON FINANCIAL

LATHAM&WATKINS LLP

53rd at Third
885 Third Avenue
New York, New York 10022-4834
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RECEIVED
2005 AUG -3 AM 10: 36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE


RECEIVED
SEC MAIL PROCESSING
WASH. D.C.
SECTION
198

Privileged & Confidential

August 1, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Trowel Trades S&P 500 Index Fund

Dear Ladies and Gentlemen:

This letter is submitted on behalf of our client, AutoZone, Inc. (the "Company"), which received a shareholder proposal and supporting statement (the "Proposal") from the Trowel Trades S&P 500 Index Fund (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed in connection with the Company's 2005 annual meeting of shareholders (the "2005 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and the Proponent of its intent to exclude the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and respectfully requests the staff of the Division of Corporation Finance (the "Staff") to confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials.

Pursuant to Rule 14a-8(i) under the Exchange Act, enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal and (ii) the Proposal. Pursuant to Rule 14a-8(j) under the Exchange Act, this request by the Company is being filed with the Commission more than 80 calendar days before it files its 2005 Proxy Materials with the Commission.

The Proposal

The Company received a letter, dated June 29, 2005, from Cheryl A. Derezinski, Senior Vice President, Comerica Bank & Trust, National Association, Trustee for the Proponent, containing the Proposal. A copy of this letter is attached as Annex A. For your convenience, the text of the resolution contained in the Proposal is set forth below:

> RESOLVED: The shareholders of AutoZone, Inc. ("Company") urge the Board of Directors to amend the Company's bylaws, effective upon the expiration of current employment contracts, to require that an independent director – as defined by the rules of the New York Stock Exchange ("NYSE") – be its Chairman of the Board of Directors.

Reasons for Omission

The Company believes that the Proposal may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal. The Proposal, if implemented, would mandate that the by-laws of the Company be changed to require that the Chairman of the Board of Directors (the "Board") be an independent director at all times and would not provide the Board with an opportunity or mechanism to cure a violation of the independence standard requested in the Proposal.

The Staff has recently stated its view that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under Rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." *Staff Legal Bulletin No. 14C* (avail. June 28, 2005). Staff Legal Bulletin No. 14C is based on a series of recent no action letters in which the Staff concurred in the exclusion of substantially similar shareholder proposals to separate the roles of chairman and chief executive officer and to require an independent chairman of the board. The no action letter specifically cited by the Staff in Staff Legal Bulletin No. 14C, *Allied Waste Industries, Inc.* (avail. March 21, 2005), is the most recent no action letter on this point. In *Allied Waste Industries,* Allied Waste requested that the Staff concur in Allied Waste's view that it could exclude from its proxy materials a shareholder proposal urging its board of directors "to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair." The Proposal is virtually identical to the proposal made by Allied Waste's shareholders; in the Proposal, as in *Allied Waste Industries*, it is required that the Chairman be independent at all times without an opportunity or mechanism to cure a violation of the requirement of independence. *See also Intel Corp.* (avail. February 7, 2005) (concurring that an identical proposal is excludable under Rule 14a-8(i)(6)).

Prior to Staff Legal Bulletin No. 14C, the Staff issued several other no action letters permitting exclusion from proxy materials of substantially identical shareholder proposals to the Proposal. *See Cintas Corporation* (avail. August 27, 2004); *H.J. Heinz Company* (avail.

June 14, 2004); *Wachovia Corporation* (avail. February 24, 2004); *Bank of America Corporation* (avail. February 24, 2004); *AmSouth Bancorporation* (avail. February 24, 2004); and *SouthTrust Corporation* (avail. January 16, 2004). In each response, as in *Allied Waste Industries* and *Intel*, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(6) because it did not appear to be within the board's power to ensure that an individual meeting the specified criteria would serve as chairman of the board at all times.

The arguments accepted by the Staff in *Allied Waste Industries, Intel* and the other letters cited above, and set forth in Staff Legal Bulletin No. 14C, are equally applicable here. The Company does not have the power to implement the Proposal because the board of directors lacks the power to ensure that its chairman, or any other director, will retain his or her independence at all times and the Proposal does not provide for an opportunity or mechanism to cure a failure of the Chairman to be independent.

The Proposal is different from the proposals at issue in several other no action letter requests where the Staff was unable to concur that the shareholder proposals could be excluded from proxy materials. *See The Walt Disney Company* (avail. November 24, 2004); *American International Group* (avail. March 17, 2005); and *Merck & Company* (avail. December 29, 2004). In each of these examples, the proposal in question called for the adoption of a policy that would not be mandatory in every situation, which is very different from the Proposal. For example, in *Disney*, the shareholder proposal urged the board to amend Disney's Corporate Governance Guidelines and take other action necessary to set a policy that the chairman be an independent member of the board. In our situation, instead of requesting that the Company adopt a policy, which is not mandatory in every situation, the Proposal urges the Board to amend the by-laws of the Company to make it a requirement that the chairman be an independent director. A second difference is that the proposal in *Disney* provided for exceptions to the policy of an independent chairman. In the Proposal, there are no exceptions to the requirement that the chairman be an independent director. This distinction is highlighted in *Cintas,* where the Staff noted that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal." Like the proposals in *Allied Waste Industries*, *Intel*, *Cintas*, *Heinz*, *South Trust*, *Bank of America*, *AmSouth* and *Wachovia*, and unlike the proposals in *Disney*, *American International Group* and *Merck*, the Proposal requires that the Chairman be independent at all times and does not provide the Board with an opportunity or mechanism to cure a violation of the independence requirement requested in the Proposal.

Because the Proposal is drafted in the manner that would require the Chairman to maintain his or her independence at all times without an opportunity or mechanism to cure a violation of that requirement, we respectfully request that the Staff allow the Company to exclude the Proposal from its 2005 Proxy Materials under Rule 14a-8(i)(6).

*   *   *

For the foregoing reasons, the Company intends to exclude the Proposal from its 2005 Proxy Materials. The Company respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Company excludes the Proposal from its 2005 Proxy Materials. If you have any questions or require additional information, please do not hesitate to contact me at (212) 906-1330.

Truly yours,



Steven Della Rocca
of LATHAM & WATKINS LLP

Attachment
cc: Jake McIntyre, Assistant to the Secretary Treasurers,
International Union of Bricklayers

Trowel Trades S&P 500 Index Fund

P.O. Box 75000
Detroit, MI 48275

June 29, 2005

Via Facsimile Transmission and Next Day Air
(901) 495-8374


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
SECTION

Autozone, Inc.
Attention: Harry L. Goldsmith, Corporate Secretary
Dept. 8074
123 South Front Street
Memphis, TN 38103

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Goldsmith:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2004 proxy statement of Autozone, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Jake McIntyre, Assistant to the Secretary Treasurers, International Union of Bricklayers, at 202-383-3263.

Sincerely,

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

132

RESOLVED: The shareholders of Autozone, Inc. ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors.

SUPPORTING STATEMENT

The recent wave of corporate scandals at such companies as Enron, WorldCom and Tyco has resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have adopted new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company.

We respectfully urge the board of our Company to change its corporate governance structure by having an independent director serve as its Chairman.


THE MARCO
CONSULTING
GROUP



RECEIVED
2005 AUG 23 PM 5:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

August 19, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Shareholder Proposal Submitted by the Trowel Trades S&P 500 Index Fund at AutoZone, Inc.

Dear Ladies and Gentlemen:

This letter (and six copies) is submitted on behalf of the Trowel Trades S&P 500 Index Fund ("Proponent") in response to the letter dated August 1, 2005 by Latham & Watkins on behalf of AutoZone, Inc. (the "Company") seeking a no-action letter pursuant to Rule 14a-8 promulgated by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 regarding the Company's intention to omit from its 2006 proxy materials Proponents shareholder proposal ("the Proposal"). The **precatory** proposal "urges the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent directors—as defined by the rules of the New York Stock Exchange ("NYSE")—be the Chairman of the Board of Directors."

The Company's August 1, 2005, no action letter argues that "the Proposal, if implemented, would **mandate** (emphasis supplied) that the by-laws of the Company be changed to require that the Chairman of the Board of Directors (the "Board") be an independent director at all times and would not provide the Board with an opportunity or mechanism to cure a violation of the independence standard requested in the Proposal."

The Proponent respectfully submits that the Company's argument misreads the Proposal. The Proposal itself is **not mandatory** in form, nature or intent. It is urging the Company to amend the by-laws so that Chairman be one of its independent directors—not a daunting task since the NYSE listing requirements dictate that a majority of the Company's Board of directors be independent. The Proposal does not seek to address what steps the Company should take if the Chairman ceases to be independent—the Board will have unfettered discretion, aided by its able in-house and outside attorneys, to devise whatever mechanism it believes best suits its needs when it develops the amendment.

Perhaps the Company feels it is necessary for even a **precatory** proposal such as this to contain specific authority granting the Board such discretion, although it would seem more advantageous to it not to be tied down by any specifics. If so, the Proponent has

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

no objection to amending its proposal to add the following language to the Resolved section:

> "This by laws amendment should specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman."

For the foregoing reasons, Proponent believes that its Proposal may not be properly omitted by the Company for its 2006 Proxy Materials.

Please contact the undersigned at 312-612-8452 with any questions.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK:mal
Cc: Steven Della Rocca

Steven Della Rocca
Direct Line: (212) 906-1330
steven.della.rocca@lw.com

LATHAM&WATKINS LLP

RECEIVED
2005 AUG 31 PM 3:17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: (212) 906-1200 Fax: (212) 751-4864
www.lw.com

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August 30, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Trowel Trades S&P 500 Index Fund

Dear Ladies and Gentlemen:

This letter is submitted on behalf of our client, AutoZone, Inc. (the "Company"), responding to the letter (the "Response Letter") dated August 19, 2005 from the Trowel Trades S&P 500 Index Fund (the "Proponent") to the Securities and Exchange Commission (the "Commission") relating to the Company's request for no action submitted on August 1, 2005 (the "No-Action Request"). Capitalized terms used but not defined in this letter have the meanings given them in the No-Action Request. Pursuant to Rule 14a-8(i) under the Exchange Act, enclosed for filing with the Commission are six copies of this letter, each together with a copy of the No-Action Request and the Response Letter.

In its Response Letter, the Proponent principally argues that the Company's No-Action Request should be denied because the Proponent's resolution (the "Proposal") is in its nature, form and intent precatory only and not mandatory because the Proposal only urges the Company to amend the by-laws to require that the Chairman be an independent director. The Proponent goes on to acknowledge expressly that the Proposal does not address the steps the Company should take in the event that the Chairman ceases to be independent.

As we pointed out in the No-Action Request, the Proposal, if implemented, would require that the Chairman of the Board be an independent director. Further, as we also pointed out in the No-Action Request, and as the Proponent expressly acknowledges in the Response Letter, the Proposal, if implemented, would not provide the Board with an opportunity or mechanism to cure a violation of the requirement that the Chairman of the Board be an independent director. It is these elements of the Proposal that render it excludable under Rule 14a-8(i)(6).

The Proposal is virtually identical to the resolution in *Allied Waste Industries, Inc.* (avail. March 21, 2005), the most recent in a series of no-action letters on this point.[1] In that letter, Allied Waste requested that the Staff concur in Allied Waste's view that it could exclude from its proxy materials under Rule 14a-8(i)(6) a shareholder proposal urging its board of directors "to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair. . .". In *Allied Waste Industries*, the Staff determined that it was not within the power of the board of directors to ensure that its chairman retains his or her independence at all times and that the proposal did not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal. Subsequent to *Allied Waste Industries* and the other no-action letters, the Staff issued *Staff Legal Bulletin No. 14C* (avail. June 28, 2005) in which the Staff stated its view that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under Rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal."

We continue to be of the view that the arguments accepted by the Staff in *Allied Waste Industries, Intel* and the other no-action letters prior to *Allied Waste Industries* and reiterated in Staff Legal Bulletin No. 14C are directly applicable to the Proposal. The Company does not have the power to implement the Proposal because the board of directors lacks the power to ensure that its chairman, or any other director, will retain his or her independence at all times and the Proposal does not provide for an opportunity or mechanism to cure a failure of the Chairman to be independent.

The Proponent volunteers in the Response Letter to amend the Proposal to add language specifying a mechanism to cure a violation of the standard requested in the Proposal. The Company is not required to accept the Proponent's attempt to cure the Proposal. See *Staff Legal Bulletin No. 14* at Section E.3 (avail. July 21, 2001). Moreover, the Proponent may not now amend its faulty and deficient Proposal because such an amendment would be in contravention of Rules 14a8(e) and 14a-8(c) under the Exchange Act which establishes parameters for the submission of shareholder proposals. The Company's definitive proxy statement, filed on October 27, 2004, follows the requirements of Rule 14a-8(e) with respect to the submission of Rule 14a-8 shareholder proposals for consideration at the 2005 annual meeting and provides (in relevant part):

> "Stockholder proposals for inclusion in the Proxy Statement for the Annual Meeting in 2005 must be received by July 3, 2005."

---

[1] *Intel Corp.* (avail. February 7, 2005) (concurring that an identical proposal is excludable under Rule 14a-8(i)(6)); *Cintas Corporation* (avail. August 27, 2004); *H.J. Heinz Company* (avail. June 14, 2004); *Wachovia Corporation* (avail. February 24, 2004); *Bank of America Corporation* (avail. February 24, 2004); *AmSouth Bancorporation* (avail. February 24, 2004); and *SouthTrust Corporation* (avail. January 16, 2004).

Because the July 3, 2005 deadline for inclusion of a stockholder proposal in the 2005 Proxy Materials has passed, the Proponent may not submit a new proposal for inclusion in the 2005 Proxy Materials. Moreover, any revised Proposal would be excludable under Rule 14a-8(c), which "provides that a shareholder may submit no more than one proposal to a company for a particular shareholder meeting." *Staff Legal Bulletin No. 14* at Section E.2 (discussing Rule 14a-8(c)).

* * *

For the foregoing reasons and those discussed in its No-Action Request, the Company intends to exclude the Proposal from its 2005 Proxy Materials. The Company respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials.

If you have any questions or require additional information, please do not hesitate to contact me at (212) 906-1330 or John Huber at (202) 637-2242.

Truly yours,



Steven Della Rocca
of LATHAM & WATKINS LLP

Attachment

cc: Jake McIntyre, Assistant to the Secretary Treasurers,
(International Union of Bricklayers)
Greg A. Kinczewski, Vice President/General Counsel,
(International Union of Bricklayers)

THE MARCO CONSULTING GROUP



September 8, 2005

RECEIVED
2005 SEP 14 AM 11:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street NE
Washington, DC 20549

Re: Shareholder Proposal Submitted by the Trowel Trades S&P 500 Index Fund at Autozone, Inc.

Dear Ladies and Gentleman:

We are writing to advice you that pursuant to the attached letter the Trowel Trades S&P 500 Index Fund has withdrawn its shareholder proposal at Autozone.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

Enclosure
Cc: Steven Della Rocca

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax


Union of Bricklayers and Allied
International
Craftworkers

International Union of Bricklayers
and Allied Craftworkers

Office of the Secretary-Treasurer

September 7, 2005

Harry L. Goldsmith
Senior Vice President, General Counsel, & Secretary
AutoZone, Inc.
123 South Front Street
Memphis, TN 38103
FAX: (901) 495-8316

VIA FACSIMILE AND OVERNIGHT MAIL

Re: Withdrawal of Trowel Trades S&P 500 Index Fund proposal

Dear Mr. Goldsmith:

This letter will serve to withdraw the shareholder proposal submitted by the Trowel Trades S&P 500 Index Fund for consideration at the upcoming Annual Shareholders meeting.

We admire the leadership that AutoZone has shown in the field of corporate governance, and we are delighted that the Company has chosen to separate the roles of the Chair and the President/CEO. Once again, AutoZone has demonstrated that it is not just an industry leader in sales and share performance, but in responsiveness to shareholder concerns. We look forward to reading your governance guidelines concerning this matter.

It was a pleasure meeting with you and Professor Elson yesterday. Once again, we thank you for your attention to this matter and to our more general governance concerns.

Sincerely,



Jake McIntyre
Assistant to the Secretary Treasurer

cc: Beth Prohaska (**FAX:** (630) 575-2164)
Greg Kinczewski (**FAX:** (312) 575-9840)



1776 Eye Street, N.W., Washington, D.C. 20006 Phone: 202-783-3788, Fax: 202-393-0219

Steven Della Rocca
Direct Line: (212) 906-1330
steven.della.rocca@lw.com

LATHAM&WATKINS LLP

53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: (212) 906-1200 Fax: (212) 751-4864
www.lw.com

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Washington, D.C.

September 14, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of No Action Request Submitted by AutoZone, Inc.

Dear Ladies and Gentlemen:

This letter is submitted on behalf of our client, AutoZone, Inc. (the "Company"), with respect to the Company's request for no action submitted to the Securities and Exchange Commission (the "Commission") on August 1, 2005 (the "No-Action Request") relating to a shareholder proposal (the "Proposal") submitted by the Trowel Trades S&P 500 Index Fund (the "Proponent") for inclusion in the Company's proxy statement and form of proxy to be distributed in connection with the Company's 2005 annual meeting of shareholders (the "2005 Proxy Materials"). Pursuant to Rule 14a-8(i) under the Securities Exchange Act of 1934, as amended, enclosed for filing with the Commission are six copies of this letter.

By a letter dated September 7, 2005, the Proponent withdrew its request that the Proposal be included in the 2005 Proxy Materials for consideration at the Company's 2005 annual meeting of shareholders. A copy of the letter dated September 7, 2005 from the Proponent withdrawing the Proposal is attached.

As a consequence of the withdrawal of the Proposal by the Proponent, the Company hereby withdraws the No-Action Request.

LATHAM&WATKINS LLP

If you have any questions or require additional information, please do not hesitate to contact me at (212) 906-1330 or John Huber at (202) 637-2242.

Truly yours,



Steven Della Rocca
of LATHAM & WATKINS LLP

Attachment

cc: Harry L. Goldsmith, Senior Vice President, General Counsel, & Secretary
AutoZone, Inc.
Jake McIntyre, Assistant to the Secretary Treasurers,
(International Union of Bricklayers)
Greg A. Kinczewski, Vice President/General Counsel,
(International Union of Bricklayers)


Union of Bricklayers and Allied
International
Craftworkers

International Union of Bricklayers and Allied Craftworkers

Office of the Secretary-Treasurer

September 7, 2005

Harry L. Goldsmith
Senior Vice President, General Counsel, & Secretary
AutoZone, Inc.
123 South Front Street
Memphis, TN 38103
FAX: (901) 495-8316

VIA FACSIMILE AND OVERNIGHT MAIL

Re: Withdrawal of Trowel Trades S&P 500 Index Fund proposal

Dear Mr. Goldsmith:

This letter will serve to withdraw the shareholder proposal submitted by the Trowel Trades S&P 500 Index Fund for consideration at the upcoming Annual Shareholders meeting.

We admire the leadership that AutoZone has shown in the field of corporate governance, and we are delighted that the Company has chosen to separate the roles of the Chair and the President/CEO. Once again, AutoZone has demonstrated that it is not just an industry leader in sales and share performance, but in responsiveness to shareholder concerns. We look forward to reading your governance guidelines concerning this matter.

It was a pleasure meeting with you and Professor Elson yesterday. Once again, we thank you for your attention to this matter and to our more general governance concerns.

Sincerely,



Jake McIntyre
Assistant to the Secretary Treasurer

cc: Beth Prohaska (**FAX:** (630) 575-2164)
Greg Kinczewski (**FAX:** (312) 575-9840)



1776 Eye Street, N.W., Washington, D.C. 20006 Phone: 202-783-3788, Fax: 202-393-0219